EXHIBIT 99.1


                CARMEL VERNIA TO STEP DOWN AS CHAIRMAN AND CEO OF
                           TOWER SEMICONDUCTOR BOARD

MIGDAL HAEMEK, Israel -- Feb. 3, 2005, -- Tower Semiconductor Ltd. (NASDAQ:
TSEM; TASE: TSEM), a pure-play independent wafer foundry, today announced that Carmel Vernia, its chairman of the board and CEO, notified the board of directors that he wishes to step down from his positions in order to pursue other interests.

Mr. Vernia agreed to stay in his current positions while the board appoints his replacements to ensure a smooth transition. Mr. Vernia will continue to serve on the board of directors of Tower after stepping down as chairman and CEO.

ABOUT TOWER SEMICONDUCTOR LTD.
Tower Semiconductor LTD. is a pure-play independent wafer foundry established in 1993. The company manufactures integrated circuits with geometries ranging from
1.0 to 0.13 micron; it also provides complementary technical services and design support. In addition to digital CMOS process technology, Tower offers advanced non-volatile memory solutions, mixed-signal and CMOS image-sensor technologies. To provide world-class customer service, the company maintains two manufacturing facilities: Fab 1 has process technologies from 1.0 to 0.35 micron and can produce up to 16,000 150mm wafers per month. Fab 2 features 0.18 micron and below process technologies, including foundry-standard technology. When fully equipped, Fab 2 is expected to offer full production capacity of 33,000 200mm wafers per month. Tower's Web site is located at www.towersemi.com.


CONTACT:

     Tower Semiconductor USA
     Michael Axelrod, +1 408 330 6871
     pr@towersemi.com

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     Pacifico Inc.
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     Mary Curtis, +1 408 293 8600
     mcurtis@pacifico.com

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     Fusion IR & Communications
     Investor Relations Contact
     Sheldon Lutch, +1 212 268 1816
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